Exhibit 99 (a)(1)(viii)

                                (FIVE STAR LOGO)


February 6, 2004

Dear Stockholder:

         After evaluating a variety of alternatives to provide value to our shareholders, we have determined that an offer to repurchase a portion of our own shares at this time would be in the best interests of our stockholders. The board of directors has approved an offer to repurchase 5,000,000 shares of common stock, or approximately 30% of our 16,937,367 outstanding shares, at a price of $0.21 per share. A copy of the offer to purchase is enclosed.

         As you know, the trading volume for our stock has been limited and does not trade every day. This offer represents a substantial premium to the trading price of our stock in recent weeks. On February 2, 2004, the closing bid price for the shares was $0.18 per share. Section 8 of the offer to purchase sets forth the price range and trading levels of the shares for the past two years. In addition, if we acquire at least 5,000,000 shares pursuant to this offer GP Strategies Corporation's percentage ownership in our common would increase to approximately 77%. We have entered into an agreement with GP Strategies pursuant to which, provided that at least 3,750,000 shares of common stock are acquired by us purchased pursuant to this Offer, GP Strategies will exchange for common stock, as soon as legally permissible following termination of the offer, a sufficient principal amount of our 8% Senior Unsecured Note due September 30, 2004 at the same price we are paying to our stockholders in this offer to allow GP Strategies to increase its ownership to at least 80% of our common stock. If GP Strategies increases its ownership to at least 80% of our common stock, we would become, for federal tax purposes, part of the affiliated group of which GP Strategies is the common parent As a member of such affiliated group, we would be includable in GP Strategies' consolidated federal income tax returns, our income or loss will be included as part of the income or loss of the affiliated group and any of our income so included may be offset by the consolidated net operating losses of the affiliated group. As part of our agreement with GP Strategies, we have agreed to enter into a tax sharing agreement with GP Strategies pursuant to which we will make tax sharing payments to GP Strategies once we become a member of the consolidated group in an amount equal to 80% of the amount of taxes we would have paid if we were to file separate consolidated tax returns for ourselves and our subsidiaries but did not pay as a result of being included in the GP Strategies affiliated group. If such an agreement had been in effect in effect for 2002 and if we were part of the GP Strategies affiliated group for all of 2002, we would have made tax sharing payments of $214,000 as compared to tax payments of $267,000 had we filed a separated federal income tax return for our company and our subsidiaries.

         We encourage each shareholder to carefully read the offer to purchase and related materials. If you wish to accept the offer, you must send a completed and signed letter of transmittal in the form enclosed and your tendered shares to the depositary for the offer. The instructions to the letter of transmittal tell you how to tender your shares.


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         Neither Five Star nor our board of directors make any recommendation whether to tender your shares to us. You should make your decision independently after consulting with your advisors.

         Representatives from Five Star may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call Andrea Kantor at (914) 249-9700 or the depositary for the offer, Computershare Trust Company of New York at (800) 245-7630.

     Unless otherwise extended, the offer will expire at 5:00 p.m., Eastern time on March 16, 2004.

     We again encourage you to read carefully the enclosed materials.

     As always, we appreciate your interest in Five Star.

                                              Sincerely,


                                              Charles Dawson
                                              President